BYTE Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

December 1, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	BYTE Acquisition Corp.
Registration Statement on Form S-4
File No. 333-274464

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, BYTE Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m. Eastern Time, on December 5, 2023, or as soon as practicable thereafter.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Samuel Gloor
Name:	Samuel Gloor
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Airship AI Holdings, Inc.
Loeb & Loeb LLP
White & Case LLP